Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	2007	2006	2005	2004	2003
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$1,212	$928	$860	$918	$714
Plus:
Fixed charges exclusive of capitalized interest	149	130	122	125	145
Amortization of capitalized interest	7	8	9	10	10
Adjustments for equity affiliates	20	16	19	5	2

Total	$1,388	$1,082	$1,010	$1,058	$871

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$93	$83	$81	$90	$107
Rentals - portion representative of interest	56	47	41	35	38

Fixed charges exclusive of capitalized interest	149	130	122	125	145
Capitalized interest	11	7	5	3	3

Total	$160	$137	$127	$128	$148

Ratio of earnings to fixed charges	8.7	7.9	8.0	8.3	5.9

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$—

The financial information of all prior periods has been reclassified to reflect discontinued operations.